HARRIS, MERICLE &WAKAYAMA
A Professional Limited Liability Company
A   T   T   O   R   N   E   Y   S      A   T      L   A   W

JOHN L. MERICLE Direct Telephone (425-742-3985 Direct Fax (425) 742‑4676 E‑mail: jbmericle@comcast.net	901 FIFTH AVENUE, SUITE 4100 SEATTLE, WASHINGTON 98164 (206) 621‑1818 FAX (206) 624‑8560	Port Townsend Office 211 TAYLOR STREET, SUITE 404 - B PORT TOWNSEND, WASHINGTON 98368 (360) 379‑9377 FAX (360) 379‑9378
http://www.hmwlaw.com
January 8, 2014
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: H. Roger Schwall
Dear Mr. Schwall:
Re:    TransGlobe Energy Corporation
Annual Report on Form 40-F
Filed March 14, 2013
File No. 1-31891

On behalf of our client, TransGlobe Energy Corporation (“TEC” or the “Company”), we provide the following responses to your letter dated December 30, 2013 to Mr. Ross G. Clarkson, the President and Chief Executive Officer of TEC, requesting additional information concerning TransGlobe Energy Corporation’s 2012 Annual Report on Form 40-F as filed on March 14, 2013. Your comments are repeated below, with our responses italicized. Capitalized terms used in this letter but not otherwise defined have the same meaning as in your letter.
Exhibit 99.1
Annual Information Form
Pre-Approval of Policies and Procedures, page 43
Comment #1

We note your disclosure that “All non-audit services with our auditor, Deloitte LLP, require pre-approval by the Audit Committee.” We also note the Charter of Audit Committee on Schedule “C”, in which you describe on page 57 the Audit Committee’s responsibility to “establish policies and procedures for the engagement of the independent auditor to provide non-audit services.” In accordance with Instruction B(10)(5)(i) of Form 40-F, please disclose the audit committee’s pre-approval policies and procedures.

The Audit Committee’s pre-approval policy is that all non-audit services to be performed by the Company’s auditors must be approved by the Audit Committee in advance of the engagement of the Company’s auditors to perform such services. The pre-approval process involves management presenting the Audit Committee with a description of any proposed non-audit services. The Audit Committee considers the appropriateness of such services and whether the provision of those services would impact the auditor’s independence including the magnitude of the potential fees. Once the committee has satisfied itself of its concerns, if any, it then votes either in favour of or against contracting the Company’s auditors to perform the proposed non-audit services.

Further to the Staff’s comment, TEC management will propose to its Board of Directors that the Audit Committee Charter be amended to expressly reflect these procedures, and such amendment will be included as a schedule to TEC’s Canadian Annual Information Form and incorporated into its Form 40-F Annual Report for FY 2013 as an Exhibit thereto.

Exhibit 99.3
Management’s Discussion and Analysis (MD&A)
Credit Risk, page 14
Comment #2
We note your disclosure on page 15 that you sold all of your 2012 and 2011 production in Egypt to one purchaser. You also state that you sold all of your 2012 Block 32 production to one purchaser, and your 2011 Block 32 production to another purchaser. Please disclose the identities of these purchasers.
We respectfully submit that such disclosure is not required by the Commission’s published forms or guides, and that, in light of the circumstances, the identity of the purchasers would not be material to a reasonable investor. Nevertheless, TEC is willing to voluntarily disclose the requested information.
Egypt production in 2012 and 2011 was sold to the Egyptian General Petroleum Corporation. Block 32 production in 2012 was sold to Arcadia Energy Pte Ltd. Block 32 production in 2011 was sold to Nexen Energy Marketing Europe Limited.
Operational Risk, page 15
Comment #3

We note your disclosure that “third parties operate some of the assets in which TransGlobe has interests.” Please expand your disclosure to explain who these third parties are and which of your assets they operate.

We respectfully submit that such operating practices are almost universal in the industry; as such, these disclosures are not customary for industry registrants, and are not required by the Commission’s published forms or guides. Nevertheless, TransGlobe’s non-operated Production Sharing Concessions (“PSC”) and their respective operators as at December 31, 2012, were voluntarily disclosed in the Company’s 2012 Annual Report to shareholders, filed with the Commission under cover of Form 6-K on March 7, 2013, at page 54 under the title “Summary of International Production Sharing Concessions”. We provide that information below for your reference:

PSC	Operator
East Ghazalat	Vegas Oil & Gas
Block 32	DNO International ASA
Block 72	Total S.A.
Block S-1	Occidental Petroleum Corporation
Block 75	Occidental Petroleum Corporation

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The requested written statement is supplementally provided to the Staff herewith.

Thank you for your consideration in this matter. Please contact the undersigned with any questions or comments regarding the contents of this letter.
Sincerely,
HARRIS, MERICLE & WAKAYAMA

/s/ John L. Mericle

cc:	Lloyd Herrick, Ross Clarkson, Randy Neely, Robert Jennings, Geoffrey Chase and Fred Dyment (TransGlobe Energy Corporation)
Kelsey Clark (Burnett, Duckworth & Palmer)
Kevin Nielsen (Deloitte LLP)

January 8, 2014
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: H. Roger Schwall
Dear Mr. Schwall:
Re:    TransGlobe Energy Corporation (the “Company”)
Annual Report on Form 40-F
Filed March 14, 2013
File No. 1-31891

Pursuant to your comment letter dated December 30, 2013 requesting additional information concerning TransGlobe Energy Corporation’s 2012 Annual Report on Form 40-F as filed on March 14, 2013, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Randy Neely
Vice President Finance & Chief Financial Officer

cc:	Lloyd Herrick, Randy Neely, Robert Jennings, Geoffrey Chase and Fred Dyment (TransGlobe Energy Corporation)
John L. Mericle (Harris, Mericle & Wakayama)
Kevin Nielsen (Deloitte LLP)